February 27, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attention:	Karl Hiller
John Cannarella
Jenifer Gallagher

Re:	SEC Comment Letter dated February 20, 2014
Green Mountain Coffee Roasters, Inc.
Form 10-K for the Fiscal Year Ended September 28, 2013
Filed November 20, 2013
File No. 001-12340

Ladies and Gentlemen:

Set forth below is the response of Green Mountain Coffee Roasters, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 20, 2014 that pertains to the Company’s Annual Report on Form 10-K for the year ended September 28, 2013 (the “Form 10-K”), which was filed with the Commission on November 20, 2013.

For reference purposes, the Staff’s comments in the Staff’s letter dated February 20, 2014 are reproduced in bold and the corresponding responses of the Company are shown below the comments.

Form 10-K for the fiscal year ended September 28, 2013

Business, page 1

1.                                      We note you sell a variety of portion pack products, such as coffee, tea, hot cocoa, iced beverages, specialty beverages and wellness brewed drinks, and indicate that the increase in portion pack net sales in fiscal 2013 was driven primarily by a 22 percentage point increase in sales volume. Please submit a schedule showing for each of the three years in the period ended September 28, 2013, the volume of units, total revenue, and average price per unit for each of the aforementioned products, as well as any other variety of portion pack products that were factored into your computation.

Tell us the reasons you have not disclosed the volumes underlying your sales for each of your portion pack products or in the aggregate, nor the extent to which manufacturing capacity has been utilized, as it appears that more comprehensive disclosure may be necessary to comply with Item 303 of Regulation S-K. The guidance in FRC §501.12.b.1 (including footnote 5), emphasizes the importance of disclosing key indicators of financial condition and performance, including non-financial variables such as units or volume produced and sold and manufacturing plant capacity and utilization.

One of the principal objectives of MD&A is to provide context or a frame of reference that allows readers to understand the effects of material changes, events, trends and uncertainties and their relative importance, and information about the quality and potential variability of earnings and cash flows. The guidance in FRC §501.12.b.3 emphasizes the importance of addressing the indicative value of your reported financial information in the course of identifying material events, trends, demands, commitments and uncertainties. For example, in addition to tabulating volumes sold each period, it would be helpful to explain how you have measured and aggregated volumes for the various products within your segments and to address the relationship between input and output measures where necessary to understand any differences in your approach, and the individual and combined operating capacities of your facilities. Please submit the revisions that you propose to address these aspects of your operations.

RESPONSE TO COMMENT 1

The Company does not believe providing a schedule reflecting the sales of portion pack varieties would be meaningful for investors and, in fact, the Company does not separately consider or internally report the coffee, tea, hot cocoa, iced beverages, specialty beverages or wellness brewed varieties.  As reported in our public filings, the Company views our major product categories as (i) portion packs; (ii) brewers and accessories; and (iii) other products and royalties.  The Company offers portion packs under approximately 48 owned and partner brands and nearly 1,000 different SKU that are sold in multiple channels and at different price points, so given such variety, we do not believe that providing data based on portion pack type would be meaningful for investors.  As such, we view all portion packs as a category in and of itself.

In response to the Staff’s comment, the Company respectfully submits that the Company considered and followed the disclosure guidance in Item 303 of Regulation S-K. The Company views all varieties of portion packs to be similar products as discussed in the Company’s response to the Staff’s comment number 2 below. We also do not believe the portion pack unit number is material to an understanding of the Company’s business.  Therefore, we continue to believe the most relevant information regarding our performance remains revenue dollars, revenue growth and percentage unit growth which we will continue to provide quarterly, to the extent it represents a material driver to the change in our operating results,  like many of our consumer packaged goods peers.

The Company has multi-site manufacturing capabilities, with each site able to produce a variety of portion pack products at any time.  Accordingly, the Company does not believe information regarding its manufacturing capacity or utilization is relevant or material to investors because the Company does not believe there are particular material events, trends, demands, commitments or uncertainties that would impact its manufacturing capacity or utilization.

Financial Statements

Segment Reporting, page 75

2.                                      Given the variety of products outlined on pages 7 and 8, we would like to understand your application of the guidance in FASB ASC 280-10-50-40. Please tell us why you have not disclosed revenue for each product within the portion pack group, as the variety of your portion pack products appears to represent dissimilarity.

RESPONSE TO COMMENT 2

As discussed in our response above, the Company does not separately consider or internally report the coffee, tea, hot cocoa, iced beverages, specialty beverages or wellness brewed varieties and, the Company does not believe disclosing the sales of portion pack varieties would be meaningful for investors.

In response to the Staff’s comment, the Company respectfully submits that the Company considered and followed the disclosure guidance in ASC 280-10-50-40. By analogy to the guidance under ASC 280-10-50-11, the Company views and considers all portion pack products, regardless of their variety, as similar products due to (a) their common nature (i.e., beverages), (b) the common production processes used to produce all portion packs, (c) their sale broadly to the same customer groups, (d) the use of the same methods of distribution for all portion packs and (e) the fact that all portion packs fall under the regulatory purview of the Food and Drug Administration.  Therefore, in accordance with the guidance in ASC 280-10-50-40, the Company has disclosed revenues for each group of similar products.

*              *              *              *              *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the

Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (802) 488-2500.

Very truly yours,

/s/ Frances G. Rathke

Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.